UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 05, 2005

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

STATEMENT OF THE BOARD OF DIRECTORS OF TDC A/S

COPENHAGEN, DENMARK - STATEMENT OF THE BOARD OF DIRECTORS OF TDC A/S REGARDING THE PUBLIC TENDER OFFER BY NORDIC TELEPHONE COMPANY APS WHICH IS INDIRECTLY WHOLLY-OWNED BY CERTAIN INVESTMENT PARTNERSHIPS DIRECTLY OR INDIRECTLY ADVISED OR MANAGED BY APAX PARTNERS WORLDWIDE LLP, THE BLACKSTONE GROUP INTERNATIONAL LIMITED, KOHLBERG KRAVIS ROBERTS & CO. L.P., PERMIRA ADVISERS KB AND PROVIDENCE EQUITY PARTNERS LIMITED.

Today, Nordic Telephone Company ApS (CVR. No. 29146780) (the "Offeror"), which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited, commenced a public tender offer (the "Offer") to the shareholders and holders of ADSs (as defined below) of TDC A/S ("TDC" or the "Company"). The Offer is being made following an announcement agreement dated 30 November 2005 as described in the Company's stock exchange announcement no. 23/2005 of 30 November 2005.

Pursuant to the Offer, the Offeror, subject to certain conditions, is offering:

i. To the shareholders of TDC (the "Shareholders"), to acquire all TDC shares (the "Shares") at a price of DKK 382 in cash, without interest, per Share of nominal DKK 5 (the "Share Offer Price").

ii. To the holders (the "ADS Holders") of American Depositary Shares (the "ADSs" and together with the Shares, the "Securities"), each such ADS representing one-half of one Share, evidenced by American Depository Receipts of TDC (the "ADRs"), to acquire all ADSs at the U.S. Dollar equivalent of DKK 191 in cash, without interest, per ADS, paid in US dollars based on the exchange rate obtained by Mellon Investor Services LLC on the spot market as soon as practicable after receipt of funds from the Offeror but before the date of settlement of the Offer (the "ADS Offer Price").

In accordance with applicable Danish and United States federal securities laws, rules and regulations, the Board of Directors of TDC (the "Board") has made an assessment of advantages and disadvantages of the Offer. In this respect Goldman Sachs International has rendered an opinion to the Board on the fairness of the Share Offer Price and the ADS Offer Price from a financial point of view.

Taking into consideration the advantages and disadvantages of the Offer identified by the Board in its deliberations, and the other factors and matters described in Appendix A and this document including without limitations the fairness opinion rendered by Goldman Sachs International, the Board has decided to recommend the Shareholders and ADS Holders to accept the Offer.

The background for this recommendation is set forth in the statement of the Board prepared in accordance with section 10 of the Danish Financial Supervisory Authority's Executive Order No. 618/2005, which is attached hereto as Appendix A and which forms an integral part of this announcement.


For further information please contact TDC Investor Relations at +45 33 43 76 80 or visit our Web Site at www.tdc.com.



IMPORTANT:
THIS DOCUMENT HAS BEEN TRANSLATED FROM THE DANISH LANGUAGE AND IN THE EVENT OF ANY DISCREPANCIES BETWEEN THE DANISH AND THE ENGLISH VERSIONS; THE DANISH VERSION SHALL BE THE GOVERNING TEXT (EXCEPT WITH REGARD TO SCHEDULE 2 TO APPENDIX A, IN RESPECT OF WHICH THE ENGLISH VERSION SHALL PREVAIL).

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, PURSUANT TO THE OFFER OR OTHERWISE. THE OFFER WILL BE MADE SOLELY BY MEANS OF AN OFFER DOCUMENT AND THE FORM OF ACCEPTANCE AND LETTER OF TRANSMITTAL ACCOMPANYING THE OFFER DOCUMENT, WHICH WILL CONTAIN THE FULL TERMS AND CONDITIONS OF THE OFFER, INCLUDING DETAILS OF HOW THE OFFER MAY BE ACCEPTED. IN THE UNITED STATES, NORDIC TELEPHONE COMPANY APS WILL FILE A TENDER OFFER STATEMENT CONTAINING THE OFFER DOCUMENT AND OTHER RELATED DOCUMENTATION WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON SCHEDULE TO AND TDC WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC ON SCHEDULE 14D-9 NO LATER THAN TEN BUSINESS DAYS AFTER THE DATE THE OFFER DOCUMENT IS MAILED TO SHAREHOLDERS AND ADS HOLDERS. FREE COPIES OF THE SCHEDULE TO, THE SCHEDULE 14D-9 AND THE OTHER RELATED DOCUMENTS TO BE FILED BY NORDIC TELEPHONE COMPANY APS AND TDC IN CONNECTION WITH THIS OFFER WILL BE AVAILABLE FROM THE DATE SUCH DOCUMENTS ARE MAILED TO SHAREHOLDERS AND ADS HOLDERS ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. THE SHAREHOLDERS AND ADS HOLDERS ARE ADVISED TO READ THE OFFER DOCUMENT AND THE RELATED DOCUMENTS WHEN THEY ARE SENT TO THEM BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE SHAREHOLDERS AND ADS HOLDERS IN THE UNITED STATES ARE ALSO ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

                                                                      Appendix A

STATEMENT OF THE BOARD OF DIRECTORS OF TDC A/S[1]

STATEMENT OF THE BOARD OF DIRECTORS OF TDC A/S (THE "BOARD") IN ACCORDANCE WITH
SECTION 10 OF THE DANISH FINANCIAL SUPERVISORY AUTHORITY'S EXECUTIVE ORDER NO. 618/2005 REGARDING THE PUBLIC TENDER OFFER ANNOUNCED ON 2DECEMBER 2005 BY NORDIC TELEPHONE COMPANY APS, WHICH IS INDIRECTLY WHOLLY-OWNED BY CERTAIN INVESTMENT PARTNERSHIPS DIRECTLY OR INDIRECTLY ADVISED OR MANAGED BY APAX PARTNERS WORLDWIDE LLP, THE BLACKSTONE GROUP INTERNATIONAL LIMITED, KOHLBERG KRAVIS ROBERTS & CO. L.P., PERMIRA ADVISERS KB AND PROVIDENCE EQUITY PARTNERS LIMITED.

1. INTRODUCTION

1.1 OFFER
On 2 December 2005, Nordic Telephone Company ApS (CVR. No. 29146780) (the "Offeror"), which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited (the "Sponsors"), commenced a public tender offer (the "Offer") to the shareholders and holders of ADSs (as defined below) of TDC A/S ("TDC" or the "Company"). Pursuant to the Offer, the Offeror, subject to certain conditions, is offering:

i. To the shareholders of TDC (the "Shareholders"), to acquire all TDC shares (the "Shares") at a price of DKK 382 in cash, without interest, per Share of nominal DKK 5 (the "Share Offer Price").

ii. To the holders (the "ADS Holders") of American Depositary Shares (the "ADSs" and together with the Shares, the "Securities"), each such ADS representing one-half of one Share, evidenced by American Depository Receipts of TDC (the "ADRs"), to acquire all ADSs at the U.S. Dollar equivalent of DKK 191 in cash, without interest, per ADS, paid in US dollars based on the exchange rate obtained by Mellon Investor Services LLC on the spot market as soon as practicable after receipt of funds from the Offeror but before the date of settlement of the Offer (the "ADS Offer Price").

If the Company declares and pays dividends or makes other distributions to the Shareholders prior to settlement of the Offer, the Share Offer Price will be reduced by a similar amount (DKK for DKK). In such case, a corresponding reduction of the ADS Offer Price will be made.

1.2 Background
The background of the process leading to the submission of the Offer as well as certain historical information on the Company is included in Schedule 1 to this statement. Such information is also included or incorporated by reference in the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the United States Securities and Exchange Commission.

1.3 Offer Document
The details of the Offer are set forth in the offer document prepared by the Offeror in accordance with section 1 of the Danish Financial Supervisory Authority's Executive Order No. 618/2005 and published by the Offeror on the date hereof (the "Offer Document").

2. ADVANTAGES AND DISADVANTAGES PERTAINING TO THE OFFER

The Board has considered a number of factors in respect of the Offer, including the below mentioned advantages and disadvantages.

2.1 Advantages
The Board believes that the Offer represents the following advantages to the Shareholders and the ADS Holders:

* The Offer represents a significant premium above the price at which the Shares traded before 16 August 2005 (the last trading day before rumors of a possible takeover of the Company first were reported in the European financial press, the "Undisturbed Date"). The Offer represents a 39.3 per cent premium over the share price of DKK 274.2 on the Undisturbed Date, a
   44.7 per cent premium over the share price of DKK 264.1 (3 month average before the Undisturbed Date), and a 58.8 per cent premium over the share price of DKK 240.6 (1 year average before the Undisturbed Date) (all share prices quoted are last reported sales prices per Share on the Copenhagen Stock Exchange).

* The Offer represents a 117 per cent premium over the price at which SBC Communications Inc. sold Shares representing 32.1 per cent of the Company's share capital in June 2004, and a 94.5 per cent premium over the price at which SBC Communications Inc. sold Shares representing 9.5 per cent of the Company's share capital in November 2004 (adjusted for the dividend payment).

*  The Offer is subject only to a limited number of conditions:

   o At the end of the offer period, the Offeror owns or has received valid acceptances of the Offer in respect of an aggregate of at least 90 per cent of the total share capital in TDC or such lower percentage as will permit the Offeror to effect a compulsory acquisition of the remaining shares in the Company.

   o Necessary approvals from teleregulatory authorities in Denmark and the United States shall have been obtained. With regard to approval from the United States teleregulatory authorities (the "FCC"), if such approval has not been obtained within 10 weeks after the launch of the Offer, this condition shall automatically be considered satisfied.

   o No injunction or restraining order shall be in effect in the United States or any member state of the European Union making the completion of the Offer or the compulsory acquisition of the remaining shares in the Company illegal. o No events or circumstances have occurred or exist, which has had or reasonably could be expected to have a material adverse effect on the TDC group as a whole. For this purpose, any failure by TDC to meet revenue or earnings projections as well as events effecting the telecommunications industry or the world-wide economy, business or capital market generally, will not constitute a material adverse effect.

   o The Board not withdrawing or amending in a manner adverse to the Offeror its recommendation on the Offer.

* The Offer is not subject to subsequent due diligence. According to the Offeror, the Offer does not trigger any antitrust filings or require any antitrust clearance decision.

* The fact that the consideration to be paid to the Shareholders and ADS Holders is cash eliminates uncertainties in valuing the consideration to be received, except for exchange rate fluctuations relating to the consideration to be received for the ADSs, which may be eliminated by surrendering the ADRs and withdraw the underlying Shares from the Corporate Trust Office of the Bank of New York.

2.2 Disadvantages
The Board sees the following disadvantages of the Offer for the Shareholders and the ADS Holders:

* Following completion of the Offer and subsequent redemption and delisting of TDC, the Shareholders and the ADS Holders will not have the opportunity to participate in any possible future increase in the value of TDC.

* Shareholders and ADS Holders will generally be taxed on the gain realized if they choose to sell their Securities, which may result in advanced taxation. As the tax consequences of accepting the Offer will depend on the individual tax position of each Shareholder and ADS Holder, the Board recommends that Shareholders and ADS Holders evaluate their own individual tax position and, if necessary, consult with their own professional advisers.

2.3 Fairness Opinion
In the context of its consideration of the Offer the Board has received a fairness opinion from its financial adviser, Goldman Sachs International, dated as of 2 December 2005. The full text of the fairness opinion is set forth in
Schedule 2.[2]

2.4 Other considerations

2.4.1 Bond program
The Board has noted that the immediate parent company of the Offeror, Nordic Telephone Company Holding ApS, currently intends, subject to certain conditions, to undertake to invite holders of certain debt securities of the Company to offer to sell the debt securities to Nordic Telephone Company Holding ApS or a company designated by it. The Offer is not conditional upon such invitations or any such sale.

2.4.2 Intentions of the Offeror with regard to the TDC group
In rendering this statement the Board has noted the Offeror's intentions with regard to the TDC group's strategy as expressed in the Offer Document, including with regard to the TDC group's integrated Nordic mobile, fixed line, cable and broadband delivery, Nordic broadband and mobile services, its plans for personnel, and the continued development of the Swiss operations.

The Board has also taken note of the fact that the Offeror expects to continue to support the management's Nordic consolidation strategy through potential acquisitions, such as the integration of Song into the TDC group.

The Board has further noted the Offeror's stated intention with regard to the overall management and business organization of the TDC group and with regard to the employment terms for the TDC group's employees.

2.4.3 TDC's values and status in the Danish community
The Board acknowledges the special status of TDC in the Danish community, and the values included in the vision of TDC. On the basis of the indicated intentions of the Offeror the Board has no reason to expect any changes thereto. Furthermore, pursuant to the Danish telecommunication legislation, TDC has assumed a number of commitments. These commitments will not be affected by a change-of-control.

2.4.4 Ownership interest by the Board and executive committee; incentives Neither the Board nor the executive committee of the Company (consisting of the CEO and the CFO) holds - directly or indirectly - any interest in the Offeror. Members of the Board and of the executive committee of the Company hold Shares and share options in the Company as set forth in Schedule 3 to this statement. It is currently the intention, subject to specific tax considerations, of such members of the Board and the executive committee to tender their Shares pursuant to the Offer and to exercise their share options having an exercise price below the Offer Price and where the exercise is otherwise advantageous.

Except as set forth below, neither the Board nor the executive committee of the Company will receive any payment or compensation in connection with the Offer.

The existing service contracts for the executive committee contain a provision that the CEO and CFO are entitled to receive a remuneration corresponding to three times the annual compensation, respectively, if the Company gives notice of termination within two years after a change-of-control of the Company. In such case the Company would incur costs of approx. DKK 56.4 million. The executive committee has been granted a right to put this provision into action during a period from the 4th month and including the 6th month after the change of ownership.

Further, on the basis of the existing bonus scheme the Board may grant a discretionary bonus to the executive committee. The executive committee has not otherwise been granted transaction bonuses, stay-on bonuses or similar.

The share option holders comprised by TDC's management share option programme and the participants of the option programme established in the Company's foreign subsidiaries will in case of a change-of-control of the Company be entitled to exercise existing options over approximately 4.4 million shares. Depending on the number of exercised options, the treasury shares presently held by the Company may be insufficient to fulfill present option commitments. Should this be the case, the Company may entail additional costs estimated to be up to DKK 141 - DKK 165 million (after taxes) to fulfill its obligations under the programmes. In addition, the Company will make an offer to the share option holders comprised by TDC's management share option programme to buy certain existing options held by these option holders. The additional costs for the Company of buying such existing options are estimated not to exceed approx. DKK
15.3 million (after taxes).

2.4.5 Agreements with the Offeror and the Sponsors
As described in TDC's stock exchange announcement 23/2005 of 30 November 2005, on 30 November 2005 TDC entered into an announcement agreement with the Offeror and the Sponsors for the purpose of enabling the Offeror to make the Offer. The Offeror and its external financing sources have made the launch of the Offer conditional upon the Board recommending the Shareholders and ADS Holders to accept the Offer. During discussions with the Board the Offeror has improved the offer terms, and the Board agreed to issue such a recommendation.

In the agreement, the Offeror has confirmed, among others, that the Offeror will have sufficient funds to finance the Offer.

The Company and the Offeror have agreed that the Board shall not be hindered or restricted from conducting the TDC group's business as it deems fit and appropriate, entertaining alternative proposals or engaging in discussions or negotiations with third parties that may lead to an alternative proposal to acquire TDC or otherwise lead to the Offer not being completed in the best interest of TDC and its stakeholders, deciding on the strategy of the TDC Group as its deems fit and appropriate, withdrawing or amending the board recommendation as and if required in the exercise of the Board's fiduciary or similar duties under Danish law, or taking any other action required or advisable in the exercise of the Board's fiduciary or similar duties under Danish law. If the Board were to do withdraw or adversely modify its recommendation, however, under the terms of the Offer, the Offeror could decline to purchase tendered Securities and could terminate the Offer.

In case of competing offers the Shareholders and ADS Holders may revoke any submitted acceptances, and will, if relevant, receive notification thereof.

As TDC is a publicly listed company with no controlling shareholder, all potential buyers have had and continue to have an equal opportunity to express an interest in acquiring the Securities.

TDC and the Sponsors have furthermore entered into a confidentiality and stand still agreement in October 2005 (the "Confidentiality Agreement"), which the Offeror subsequently has acceded to. In the above mentioned announcement agreement, TDC has agreed to release the Offeror and the Sponsors from certain of their obligations in the Confidentiality Agreement with a view for the Offeror to acquire Shares in TDC.

2.4.6 Advisers
The Board has retained Goldman Sachs International as its financial adviser, Kromann Reumert as its Danish legal counsel and Clifford Chance as its US/UK legal counsel. TDC expects the fees to such and other advisers to be approx. DKK 375 million in total, including DKK 340 million to the financial adviser.

3. CONCLUSION

Taking into consideration the advantages and disadvantages of the Offer and considering the matters described in this statement, including without limitations the fairness opinion rendered by Goldman Sachs International, the Board has decided to recommend the Shareholders and ADS Holders to accept the Offer.

Copenhagen, 2 December 2005

The Board of Directors of TDC A/S


NOTE: The below description forms part of the Schedule 14D-9 filing, which TDC A/S pursuant to U.S. federal securities law is required to file with the U.S. Securities and Exchange Commission.

                                                                      Schedule 1

PROCESS LEADING TO ANNOUNCEMENT OF THE OFFER

Historic background of TDC

TDC was founded in 1990 by the Danish State to serve as a holding company for different regional telecommunication enterprises and an international telephone service provider. Since April 1994 TDC's shares have been quoted on the Copenhagen Stock Exchange and TDC's ADSs have been quoted on the New York Stock Exchange. Until October 1997, the Danish State held a controlling shareholding in the Company.

Pursuant to an agreement dated 27 October 1997, Ameritech Luxembourg S.a.r.l. ("Ameritech") acquired TDC shares representing approximately 41.6 per cent of TDC's share capital from the Danish State (calculated after redemption of the Danish State's remaining shares in the Company). This interest was later obtained by SBC Communications Inc. ("SBC") in connection with its take over of Ameritech. The Danish State issued a guarantee for certain pension rights in connection with the agreement between the Danish State and Ameritech[3].

On 14 June 2004, SBC disposed of shares representing a total of 32.1 per cent of the Company's total share capital of which 8.4 per cent were acquired by TDC. These treasury shares were subsequently redeemed. SBC disposed of its remaining TDC shares on 3 November 2004, leaving TDC, to its knowledge, without any shareholder holding more than 6 per cent of its share capital as of 29 November 2005.[4]

TDC has previously announced a stand-alone strategy focusing on its core markets in the Nordic region and Switzerland. TDC also has activities in numerous other European countries, including Germany, England, the Baltic States, the Czech Republic, Hungary and The Netherlands.

Contacts between TDC and Sponsors

In mid-July 2005, representatives of Apax Partners Worldwide LLP, The Blackstone Group International Limited, Permira Advisers KB and Providence Equity Partners Limited (the "Initial Sponsors") contacted Goldman Sachs International in its capacity as financial adviser to the Company and advised Goldman Sachs International of their potential interest in acquiring the Company. Subsequent to these and further contacts the Initial Sponsors delivered a non-binding proposal on 21 July 2005 for an acquisition of the Company to the Chairman of the Board including an indication of interest at DKK 335 per share. After discussion at the Board, the Chairman responded to the Initial Sponsors that their proposed price was inadequate.

Upon the receipt of the first indication of interest, the Board decided to authorise the chairmanship assisted by the CEO and CFO to explore this indication further. Subsequently, during July and August, the Company had several meetings and conference calls with Goldman Sachs International to consider the matter.

On 11 August 2005, the Initial Sponsors delivered a revised indication of interest at DKK 355 per share. The Board - after considering the revised indication of interest - responded to the Initial Sponsors that the combination of price and certainty in their proposal did not form an acceptable basis for an offer that the Board could recommend.

In August 2005, stories appeared in the press that the Board had been approached by two consortia that wished to explore the Board's position on a possible tender offer on TDC. On 17 August 2005, TDC confirmed in a stock exchange announcement that from time to time it received indications of interest from both industrial and financial undertakings that wished to explore the Board's position on a potential public tender offer. The rumours led to TDC's Share price rising from DKK 275.0 to DKK 316.5 and the ADSs from (the U.S. dollar equivalent of) DKK 136.7 to DKK 156.5[5] during the course of 17 August 2005.

On 5 September 2005, representatives of Goldman Sachs International on behalf of the Company met with representatives of the Initial Sponsors to request additional information about the Initial Sponsors' financing and business plans for the proposed acquisition. Subsequently, the Initial Sponsors delivered a letter to the Chairman of the Board and to Goldman Sachs International setting out the principal terms and conditions of the proposed financing package for the transaction and providing guidance on their business plan for TDC.

Following the Initial Sponsors' continued contacts with the Chairman of the Board and representatives of Goldman Sachs International, on 3 October 2005, the Initial Sponsors and Kohlberg Kravis Roberts & Co. L.P. ("KKR" and together with the Initial Sponsors the "Sponsors") delivered another non-binding proposal in which they increased the proposed transaction price to DKK 365 per share. The proposal otherwise remained subject to substantially the same terms and conditions as those set forth in the indications of interest delivered on 21 July 2005 and 11 August 2005. The Board considered the new proposal at a meeting held on 4 October 2005 and concluded that the Company should respond that the proposed combined offer was inadequate.

In late September 2005, Goldman Sachs International was approached by another interested party that indicated an interest in making an offer to acquire TDC. The indication of interest was at DKK 335 per share. At a meeting the chairmanship on behalf of the Board encouraged the interested party to improve its proposal and indicated a willingness to make due diligence materials available upon execution of a confidentiality agreement. No confidentiality agreement was entered into and no further proposal has been received.

On 6 October 2005, TDC confirmed in a stock exchange announcement that non-binding indications of interest in a takeover of TDC had been received and that in light thereof, the Board had decided that it was in the best interest of TDC and its shareholders to explore these indications.

Upon request the Board decided to permit the Sponsors a limited due diligence opportunity, provided that the Sponsors first agreed to appropriate confidentiality and other protections for the Company.

In early October 2005, legal counsel to TDC negotiated a Confidentiality and Standstill Agreement (the "Confidentiality Agreement") with legal counsel to the Sponsors, which was agreed and executed between the Company and the Sponsors on 17 October 2005. The Confidentiality Agreement contains a standstill obligation under which the Sponsors agreed among other things not to acquire, offer to acquire, or cause a third party to acquire an interest in the Company until the earliest of (i) the time of launch of a public tender offer by a third party for the acquisition of the Company, (ii) 48 hours after the Company have given notice that the discussions with the Sponsors be terminated, and (iii) 18 months after the date of the Confidentiality Agreement. The Company has subsequently released the Offeror and the Sponsors from certain of the standstill obligations to allow the Offeror to make the Offer.

On 10 October 2005, representatives of the Sponsors met with the Chairman and Vice Chairman of the Board and representatives of Goldman Sachs International to discuss a process for meetings with management and other limited due diligence investigations by the Sponsors. An electronic data room was made available to representatives of the Sponsors and their advisers starting 20 October 2005, and the chairmanship and representatives of TDC's management and their advisers met with representatives of the Sponsors and their advisers on 26 October 2005 to discuss TDC's business.

In early November 2005, the Company received indications of interest from another interested party, indicating a willingness in principle to make an offer at DKK 360, after which the chairmanship held a meeting with representatives of this party. No confidentiality agreement was executed and accordingly no access was granted to due diligence material. Subsequently, the party informed the Company that it was withdrawing its indication of interest.

On 6 November 2005, representatives of the Sponsors and of their joint financial advisers met with the Chairman, Vice Chairman, CEO, CFO, and General Counsel of TDC and representatives of Goldman Sachs International with a view for the Sponsors to clarify certain issues arising out of their review and other relevant issues.

Following the Sponsors' further contacts with representatives of Goldman Sachs International, the Sponsors on 16 November 2005 sent another non-binding proposal letter increasing the proposed transaction price to DKK 375 per share. This indication of interest was subject to terms and conditions that generally were more favourable to the Shareholders and ADS Holders than those set forth in the 21 July 2005, 11 August 2005, and 3 October 2005 letters insofar as they made completion of the proposed transaction more certain by providing for less stringent conditions to the Sponsors' obligation to complete the proposed transaction, including a narrower definition of the type of material adverse change in TDC's business that would permit the Offeror to refuse to complete the transaction. However, the Sponsors requested that TDC should agree to a "break-up" fee of 0.5% of the transaction value in case a competing offer would be successful after launch of the Sponsors' offer. This request was rejected and has not subsequently been part of the negotiations.

On 24 November 2005, the Board gave its approval for the Chairman and Vice Chairman on behalf of the Board to start negotiations with the Sponsors and the Offeror regarding the terms of a possible transaction.

The Chairman and Vice Chairman, together with the Company's financial advisers, proceeded to negotiate with the Offeror and its financial advisers on the terms of a possible tender offer, which resulted in the Offeror proposing the Offer Price of DKK 382 per share and DKK 191 per ADS. On 29 November 2005 after consultation with the Company's financial advisers and the executive committee that included a presentation on the status of potential acquisition proposals from third parties, the Board resolved to authorize the Chairman and Vice Chairman to continue discussions with a view to reaching an agreement with the Offeror.

On 30 November 2005, the Offeror, the Sponsors and the Company entered into an announcement agreement, pursuant to which, subject to certain conditions, (i) the Sponsors and the Offeror have undertaken to launch the Offer and (ii) the Board has undertaken, when the Offer is commenced and subject to certain conditions, to recommend that the Shareholders and ADS Holders accept the Offer.

In connection with the negotiations, neither the Offeror nor any person or entity acting on its behalf or in connection with the Offer has made any offer or entered into any agreement with respect to any monetary compensation or equivalent benefit payable to any members of the Board or any member of the management of the Company prior to or after the completion of the Offer.

                                                                      Schedule 2

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: goldsachs london Authorised and regulated by the Financial Services Authority




PERSONAL AND CONFIDENTIAL
2 December 2005
Board of Directors
TDC A/S
Norregade 21
0900 Kobenhavn C
Denmark

Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding ordinary shares, with a par value of DKK5 per share (the "Shares"), of TDC A/S (the "Company") and of the American Depositary Shares of the Company (the "ADSs" and, collectively with the Shares, "Company Securities"), with each ADS representing one-half Share of the Company, of the Consideration (as defined below) to be received by tendering holders of Shares and ADSs in the Offer (as defined below).

The Offer Document submitted to the Copenhagen Stock Exchange and the US Securities and Exchange Commission (the "SEC") on 2 December 2005 (the "Offer Document") provides for a cash tender offer for the Shares and the ADSs (the "Offer") pursuant to which Nordic Telephone Company ApS (the "Bidder"), a private limited liability company whose indirect shareholders include certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. Ltd., Permira Advisers KB and Providence Equity Partners Limited, as appropriate (together, the "Consortium"), will pay DKK382 per Share and DKK191 per ADS in cash (the "Consideration") for each Share or ADS, as the case may be, properly tendered by such holders in accordance with the terms and conditions of the Offer.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Offer. We expect to receive fees for our services in connection with the Offer, the principal part of which is contingent upon the Offer being made by Bidder to holders of Company Securities. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In addition, we have provided certain investment banking services to the Company from time to time, including having acted as (i) joint bookrunner in a Eurobond financing by the Company in January 2003; and (ii) financial advisor on the sale of the Company's subsidiary TDC Directories in October 2005. From time to time we have also acted as a counterparty in certain hedging transactions with the Company.

Significant investment banking services provided to Apax Partners Worldwide LLP and its affiliates and portfolio companies include having acted as (i) financial advisor, financing provider and equity co-investor in the acquisition of Kabel Deutschland in March 2003 (provided financing during the period from April 2003 to October 2004); (ii) financial advisor, financing provider and equity co-investor in the acquisition of Frans Bonhomme in September 2003 (provided financing in September 2003 and January 2005); (iii) financing provider in the acquisition of VNU World Directories in September 2004 (provided financing during the period October 2004 to January 2005); (iv) financial advisor in the consortia-led acquisition of Intelsat in January 2005; and (v) financial advisor and financing provider in the acquisition of Panrico in August 2005 (provided financing in November 2005).

Significant investment banking services provided to The Blackstone Group International Limited and its affiliates and portfolio companies include having acted as (i) financial advisor in a consortia-led acquisition of Houghton Mifflin Inc. in December 2002; (ii) financial advisor in a consortia-led acquisition of Texas Genco Holdings Inc. in July 2004; (iii) financial advisor in the sale of Celanese AG in February 2004; (iv) co-financial advisor in the acquisition of Graham Packaging Company in October 2004; (v) financial advisor, financing provider and equity co-investor in a consortia-led acquisition of SunGard Data Systems Inc. in March 2005 (provided financing in July 2005); (vi) financing provider and equity co-investor in the acquisition of UICI in September 2005; and (vii) financial advisor and lender in connection with various financing transactions involving portfolio companies of The Blackstone Group International Limited and its affiliates.

Significant investment banking services provided to Kohlberg Kravis Roberts & Co. Ltd. and its affiliates and portfolio companies include having acted as (i) financial advisor in a consortia-led acquisition of Texas Genco Holdings Inc. in July 2004; (ii) financial advisor, financing provider and equity co-investor in a consortia-led acquisition of SunGard Data Systems Inc. in March 2005 (provided financing in July 2005); (iii) co-equity investor in Wincor Nixdorf in October 1999 and joint global coordinator and joint bookrunner in the initial public offering in May 2004; and (iv) joint global coordinator and joint bookrunner in the initial public offering of MTU Aero Engines in June 2005.

Significant investment banking services provided to Permira Advisers and its affiliates and portfolio companies include having acted as (i) financial advisor in the consortia-led acquisition of Intelsat in January 2005; and (ii) financial advisor in the acquisition of Jet Aviation in August 2005.

Significant investment banking services provided to Providence Equity Partners Limited and its affiliates and portfolio companies include having acted as (i) financial advisor, financing provider and equity co-investor in the acquisition of Kabel Deutschland in March 2003 (provided financing during the period April 2003 to October 2004); (ii) joint global coordinator, joint bookrunner and joint sponsor in the initial public offering of Eircom in March 2004; and (iii) financial advisor, financing provider and equity co-investor in a consortia-led acquisition of SunGard Data Systems Inc. in March 2005 (provided financing in July 2005).

We also may provide investment banking services to the Company, Bidder, members of the Consortium and their portfolio companies and their respective affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, Bidder and members of the Consortium and their respective affiliates, may co-invest from time to time with members of the Consortium and their affiliates, may hold limited partnership interests in or actively trade the debt and equity securities (or related derivative securities) of the Company and members of the Consortium and their affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. As of the date hereof, Goldman Sachs & Co.'s Private Equity Group is a minority limited partner in Blackstone Communications Partners I, L.P., Blackstone Capital Partners III Merchant Banking Fund, L.P., Blackstone Offshore Capital Partners III, L.P. and Blackstone Capital Partners IV, L.P.

In connection with this opinion, we have reviewed, among other things:

a) the Offer Document dated 2 December 2005;
b) the Announcement Agreement dated 30 November 2005;
c) the Board Recommendation dated 2 December 2005;
d) the Schedule 14D-9 filed with the SEC on 2 December 2005;
e) the annual reports to shareholders and annual reports on Form 20-F of the Company for the three fiscal years ended 31 December 2004;
f) certain interim reports to shareholders of the Company;
g) certain other communications from the Company to its shareholders; and
h) certain internal financial analyses and forecasts for the Company prepared by the Company's management, including such management's long-range plans.

We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares and the ADSs, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the telecommunications industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in a transaction with the Bidder. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares or ADSs should tender such Shares or ADSs in connection with the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the DKK382 per Share and DKK191 per ADS in cash to be received by the holders of Shares and ADSs, as the case may be, pursuant to the Offer is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL
Signed By:  /s/ Simon Dingemans
            --------------------
            Managing Director

                                                                      Schedule 3

SHAREHOLDINGS ETC. OF THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE OF TDC

The members of the Board and the executive committee hold the following Shares in the Company:

Name                                  Number of Shares
Board of Directors[6]
Thorleif Krarup, chairman                          260
Niels Heering, vice chairman                       848
Kurt Anker Nielsen                               2,446
Leif I. Hartmann                                   449
Steen M. Jacobsen                                  249
Jan Bardino                                        159
Bo D. Magnussen                                     99
Executive committee
Henning Dyremose                                36,378
Hans Munk Nielsen                                  249



The members of the Board and the executive committee hold the following share options[7] convertible into Shares in the Company:

Name                                    Number of      Time of Grant    Exercise
                                          options                          price
Board of Directors

Thorleif Krarup, chairman                   2,500       9 April 2003      172.36

Niels Heering, vice chairman                  500      13 April 2000      567.00
                                              500      26 April 2001      308.94
                                              500      24 April 2002      249.95
                                              500       9 April 2003      172.36

Leif I. Hartmann                              500      13 April 2000      567.00
                                              500      26 April 2001      308.94
                                              500      24 April 2002      249.95
                                              500       9 April 2003      172.36

Steen M. Jacobsen                             500      13 April 2000      567.00
                                              500      26 April 2001      308.94
                                              500      24 April 2002      249.95
                                              500       9 April 2003      172.36

Bo D. Magnussen                               500      13 April 2000      567.00
                                              500      26 April 2001      308.94
                                              500      24 April 2002      249.95
                                              500       9 April 2003      172.36
Executive committee
Henning Dyremose                          100,000   1 September 1998      348.00
                                            5,051   1 September 1999      398.00
                                            5,330   1 September 2000      520.00
                                           13,109     31 August 2001      290.26
                                            7,119   2 September 2002      200.06
                                           17,936   1 September 2003      206.00
                                           47,651   1 September 2004      215.53
                                           31,083   1 September 2005      315.70

Hans Munk Nielsen                           7,811    20 October 1998      317.00
                                            5,594       5 March 1999      402.00
                                           30,000         3 May 1999      361.50
                                            2,529       1 March 2000      651.00
                                            9,117       1 March 2001      263.00
                                            9,457       5 March 2002      281.88
                                            9,958       4 March 2003      151.98
                                           18,040       8 March 2004      245.46
                                           20,957       2 March 2005      258.03

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and the USA.

TDC LISTINGS

SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

SHARES: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094


[1] This document including the schedules thereto has been prepared in Danish language and translated into English. In case of any discrepancies the Danish version shall prevail (except as set forth in Schedule 2).

[2] Goldman Sachs International's fairness opinion does not constitute a recommendation to the Shareholders and ADS Holders to tender Shares or ADSs under the Offer and the fairness opinion is based upon and subject to the factors, assumptions and qualifications described in such opinion and should be read in its entirety.

[3] See text note no. 5 re 19.43.02 in document 41 of 29 October 1997.

[4] On 30 November 2005 after publication of TDC's announcement no. 23/2005, Nordic Telephone Company ApS informed that it had acquired 20,000,000 Shares, equalling 10.08 per cent of the share capital of the Company.

[5] Exchange Rate used DKK 100 : USD 606.6.

[6] Per-Arne Sandstrom, Preben Damgaard and Christine Bosse do not hold Shares in the Company.

[7] All share options (whether vested or not) may be exercised upon a change-of-control of the Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   DECEMBER 05, 2005                               /s/ OLE SOEBERG
------------------------               -----------------------------------------
        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations